UBS Technology Conference 2012 London Franki D’Hoore, Director Investor Relations March 8, 2012 Exhibit 99.2

/ Slide 2
Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’
products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the
US Securities and Exchange Commission.

/ Slide 3 Agenda • Business summary • Outlook • ASML technology strategy

/ Slide 4 Business summary

/ Slide 5
Total net sales M€
3,582
3,768
Numbers have been rounded for readers’ convenience.
2,954
1,596
4,508
5,651
629
949
919
183
742
1,452
942
930
844
277
1,069
1,529
958
934
697
555
1,176
1,459
1,053
955
494
581
1,521
1,211
0
1,000
2,000
3,000
4,000
5,000
6,000
2006 2007 2008 2009 2010 2011
Q4
Q3
Q2
Q1

/ Slide 6
Key financial trends 2010 – 2011
Consolidated statements of operations M€
Q4 10 Q1 11 Q2 11 Q3 11 Q4 11
Net Sales 1,521 1,452 1,529 1,459 1,211
Gross profit
Gross margin %
685
45.0%
649
44.7%
690
45.1%
613
42.1%
496
41.0%
R&D costs 141 145 145 150 150
SG&A costs 50 54 51 56 56
Income from operations
Operating income %
494
32.4%
450
31.0%
494
32.3%
407
27.9%
290
23.9%
Net income
Net income as a % of net sales
407
26.7%
395
27.2%
432
28.3%
355
24.4%
285
23.5%
Units sold  69 63 63 55 41
ASP new systems 22.4 22.5 22.7 27.1 27.4
Net bookings value 2,315 845 840 514 710
Numbers have been rounded for readers’ convenience.

/ Slide 7
Backlog in value per Dec 31, 2011
Total value M€ 1,733
Region
(ship to location)
Numbers have been rounded for readers’ convenience.
Technology
ArF immersion 64%
KrF 29%
I-Line 2%
ArF dry 5%
End-use
DRAM 11%
IDM 23%
Foundry 50%
NAND 16%
• 75% of backlog carry shipment dates in the next 6 months
USA 28%
Taiwan 14%
Europe 8%
Japan 8%
Singapore 7%
China 5%
Korea 30%
New
systems
Used
systems
Total
systems
Units 61 10 71
Value M€
1,703 30
1,733
ASP M€
27.9 3.0 24.4

/ Slide 8
Cash return to shareholders
• ASML proposes to increase dividend by 15% to € 0.46 per
ordinary share
• ASML increases the existing 1 billion share buyback program to
€ 1,130 million enabling maximum use of available withholding tax-exempt allowance in 2012
• In 2012 ASML also intends to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and
option plans. These shares will be held as treasury shares

/ Slide 9
• Repurchased more than 143 million shares since 2006
representing approx. 30% of outstanding shares
Cumulative Cash Return 2006-2011
2006
0
1000
1500
2000
2500
3000
3500
2007 2008
2009
2010
2011
500
Dividend
Share buy
back
ASML has returned nearly €
3.3 billion cash in
the past 6 years

/ Slide 10 Outlook Q1 2011

/ Slide 11
Q1 Outlook
• Net sales around € 1.2 billion
• Bookings expected above Q4 2011 level (was € 710 million)
• Gross margin about 43%
• R&D costs at € 145 million
• SG&A costs at € 54 million
ASML expects H1 2012 net sales of about € 2.4 billion

/ Slide 12 ASML technology strategy

/ Slide 13
Dual product development strategy continues
Evolving high productivity NXT
platform optimized for multi
pass patterning processes
Preparing EUV platform for
volume manufacturing of
critical layers
Concurrent development programs to enhance imaging, overlay, productivity and process control on both platforms

/ Slide 14
Q4 immersion platform highlights
• Recognized 101 immersion tools
in 2011 of which 78 were
TWINSCAN NXT:1950i, our most
advanced production systems
• Overlay accuracy of NXT:1950i
improved by 30% on product
wafers
• Multiple NXT:1950i systems
printed more than 4000 wafers in
a single day in customer’s fab

/ Slide 15
EUV has arrived worldwide in Fabs
System 5:
Exposing wafers for
device development
System 2
Exposing wafers for
device development
System 4:
Exposing wafers for
device development
System 3:
Exposing wafers for
device development
System 1
Exposing wafers for
device development
System 6:
Exposing wafers for
system qualification

Logic & MPU

InGaAs
InP
50 nm

DRAM

Bit Line
STI
Isolation gate

Storage node
Word line

Flash

Control gate
Substrate

ASML

Slide 16   |
Customer roadmaps indicate shrinks to <10nm node
BICS SONOS)
Bit Line
Source
SG
WL
BICS SONOS)
Bit Line
Source
SG
WL
FG
STI
FG
CG
ONO or
High-k
FG
STI
FG
CG
ONO or
High-k
Source: ASML & IMEC
2011 - 2012 2013 - 2014 2015 - 2016 2017 - 2018
22 - 20nm
Memory: 0.08um2, SRAM
Device: planar or FinFET
16 - 14nm
Memory: 0.05um2 SRAM
Device: FinFET, FDSOI
11 - 10nm
Memory: 0.03um2 SRAM
Device: FinFET
8 - 7nm
Memory: FBRAM, STT-RAM,
>8TSRAM
Device: Nanowire, TFET
38 - 32nm
Memory: stacked MIM
Array: 6F2, bWL
27 - 22nm
Memory: stacked MIM
Array: 6F2, bWL
Node: 22 - 16nm
Memory: stacked MIM
Array: 4F2, bBL, LBL,
1T1C(VFET)
Node: 16 - 14nm
Memory: FBRAM, STT-RAM,
RRAM
Array: 4F2, 1T, 1T1R,
1T1MTJ(VFET)
24 - 19nm hp
4.5F - 6F2 asymm. cell
Density: 64-128G
Device: FG
16 - 14nm hp
6F2 asymmetric cell
4F2 symmetric cell
Density: 256-512G
Device: dual-FG
13 - 11nm hp
7F2 asymmetric cell
4F2 symmetric cell
Density: 512-1024G
Device:: dual-FG,
Intro to
BiCS,
< 10nm hp
Density: > 1T with 3D
chip stacking
Device: 3D BiCS,
XPoint-RRAM

Slide 17   |
ASML roadmaps support shrink to <10nm with ArF immersion and EUV
EUV insertion will vary by sector
Source: ASML & IMEC, 2011
2011 - 2012 2013 - 2014 2015 - 2016 2017 - 2018
22 - 20nm 16 - 14nm 11 - 10nm 8 - 7nm
38 - 32nm 27 - 22nm 22 - 16nm 16 - 14nm
24 - 19nm hp 16 - 14nm hp 13 - 11nm hp < 10nm hp
ArFi: SE, DE, LELE, SPT
EUV
ArFi: SE, SPT
EUV
ArFi: SE, LELE SE, SPT, 3xLE SE, 4xLE, SPT, dbl.SPT
dbl.SPT
dbl.SPT + Trim
EUV

/ Slide 18
EUV introduction by customers will be gradual
• The low 2x nm technology nodes might introduce EUV
for critical layers
• Timeline 2013 - 2014
• The mid 1x nm technology nodes will introduce EUV for
critical layers
• Timeline 2015 and beyond
• Immersion will continue to be used for critical layer
imaging in double patterning mode or for mid-critical
layers in single patterning mode

Slide 19   |
ASML Immersion Product Roadmap
NXT:1950i provides performance extendibility until EUV adoption
TWINSCAN NXT Extendibility
Upgradeability
* OPO 5nm Matched,
4nm Dedicated Chuck
2011 Extensions 2012 Extensions 2013+
Matched Machine Overlay 5.5nm 4.5nm 3.5nm
On Product Overlay 9nm 6nm 4nm *
CDU
3nm 1.5nm 1nm
Total focus control budget
110nm 90nm 70nm
Throughput (96 shots)
190 WPH 230 WPH 250 WPH
Defects (ASML test) 10 defects/Wafer
10 defects/Wafer <7 defects/Wafer

Slide 20   |
Shrink drives more exposures and greater litho
system requirements
45k wafers/month
32/28nm Logic
All scenarios are based on “typical” process using 2012 system productivity levels . Customers process and wafer start
requirements will vary.
22/20nm Logic
ArFi
KrF
KrF
I-Line
KrF
KrF
KrF
KrF
ArFi
ArFi
ArFi
ArFi
ArFi
ArFi
KrF
KrF
ArFi
KrF
ArFi
KrF
ArFi
I-Line
ArF
ArF
ArFi
37 litho layers (14 Critical – 23 nonCritical)
38 litho exposures (13 SE, 1 LELE, 23 nonCritical)
KrF
KrF
I-Line
KrF
KrF
KrF
KrF
ArFi
ArFi
ArFi
ArFi
ArFi
ArFi
KrF
KrF
ArFi
KrF
ArFi
KrF
ArFi
KrF
I-Line
ArF
ArF
ArF
ArFi
ArFi
ArFi
ArFi
ArFi
ArFi
ArFi ArFi
ArFi
40 litho layers (19 Critical – 21 nonCritical)
52 litho exposures (8 SE, 10 LELE, 1LELELE, 21 nonCritical)
8% layer increase
37% exposure increase

Slide 21   |
EUV simplifies process (and reduces cost)
Double
Spacer
Single
Spacer
EUV
CVD
Coat
Expose
Develop
Metrology
Defect inspection
Etch
Strip/clean
Litho Etch
Litho Etch
Data is based on Customer interaction
LELE relative to EUV
Process steps         x2
Cycle time x2
Additional costs      < 10%
DPT relative to EUV
Process steps         x4
Cycle time x4
Additional costs     30-50%
QPT relative to EUV
Process steps          > x5
Cycle time > x5
Additional costs      > 50%

Slide 22   |
NXE technology roadmap has great extendibility
first illumination optimization, then NA increase
wavelength [nm]
NA
coherence
0.25
0.33
DPT with 0.33NA at 13.5 nm
0.45
0.60
0.45-0.60
=0.5
=0.8 =0.2-0.9 Flex-OAI Extended Flex-OAI
reduced pupil fill ratio
On site / in integration In system definition Under study
Resolution [nm] 32 27 22 18 16 13 10 7 <7
TIME
13.5
6.8

Slide 23   |
NXE:3100 imaging performance proven for
various customer applications
16nm dense lines
Flash staggered contact layer
Bitline pitch = 44 nm (1:1.2)
CH pitch = 74.4 nm
30 nm Brickwall DRAM
Sub 16 nm node
SRAM Contact Hole
0.038µm2 bit cell-size,
hp 30/32 nm
Sub 16 nm node
SRAM metal-1
0.038µm2 bit cell-size,
hp 30/32 nm
27 nm Gate Layer
Flash
Source: ASML

Number of wafers on NXE
6000
5000
4000
3000
2000
1000
0
number of Exposed Wafers
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
ASML

ASML

Slide 24 | The NXE:3100 has exposed more than 5,300 wafers …and is enabling device development at customer sites

Slide 25   |
Existing EUV offices &
manufacturing, 8 cabins.
New EUV offices &
manufacturing,15 cabins.
Building for volume production: new cleanroom
cabins available
New EUV factory at ASML for ~3x capacity increase
Two cabins finished (Jan.12)

Slide 26   |
Summary and conclusions: EUV….here to stay
Imaging and Overlay performance of NXE: 3100 platform is
good, and supports current customer device and process
development for 2xnm node
NXE:3300B scheduled to ship to customers later this year
EUV delivers:
Single exposure shrink, fewer design restrictions, less fab
complexity, less fab space
and is extendable for many nodes to come
ASML has made industrialization commitment of throughput
and system stability